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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934

                             (Amendment No.  1  )*


                            CLIFFS DRILLING COMPANY
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   18682C100
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [    ].  (A
fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposed of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 6 pages
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CUSIP No. 18682C100                13G                  Page  2  of  6



1.  NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 HEARTLAND ADVISORS, INC.

                 #39-1078128

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            (a)  [      ]
                                                            (b)  [      ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

                 WISCONSIN, U.S.A.

         NUMBER OF           5.  SOLE VOTING POWER
           SHARES                84,100
        BENEFICIALLY
          OWNED BY
            EACH             6.  SHARED VOTING POWER
         REPORTING           None
           PERSON
            WITH
                             7.  SOLE DISPOSITIVE POWER
                                 746,900


                             8.  SHARED DISPOSITIVE POWER
                             None


9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         746,900

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         18.2%

12.  TYPE OF REPORTING PERSON*

                 IA

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CUSIP No. 18682C100                 13G                         Page  3  of 6



1.  NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 HEARTLAND GROUP, INC.

                 #39-1572323

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            (a)  [      ]
                                                            (b)  [      ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

                 MARYLAND, U.S.A.

          NUMBER OF          5.  SOLE VOTING POWER
           SHARES            350,000
        BENEFICIALLY
          OWNED BY
            EACH             6.  SHARED VOTING POWER
         REPORTING           None
           PERSON
            WITH
                             7.  SOLE DISPOSITIVE POWER
                             None


                             8.  SHARED DISPOSITIVE POWER
                             None


9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         350,000

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         8.5%

12.  TYPE OF REPORTING PERSON*

                 IV

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CUSIP NUMBER  18682C100                                  Page 4 Of 6 Pages

Item 1.
         (a) Name of Issuer:  Cliffs Drilling Company

         (b) Address of Issuer's Principal Executive Offices:
             300 Citicorp Center
             Houston, TX 77002
Item 2.
         (a) Name of Person Filing:        Heartland Advisors, Inc.
                                           Heartland Group, Inc.

         (b) Address of Principal Business Office:
                 Heartland Advisors, Inc.
                 790 North Milwaukee Street
                 Milwaukee, WI  53202

                 Heartland Group, Inc.
                 790 North Milwaukee Street
                 Milwaukee, WI  53202

         (c) Citizenship:         Heartland Advisors is a Wisconsin corporation.
                                  Heartland Group is a Maryland corporation.

         (d) Title of Class of Securities:         Common Stock

         (e)  CUSIP Number: 18682C100

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

    (a)_____     Broker or Dealer registered under Section 15 of
                    the Act.

    (b)_____     Bank as defined in Section 3(a)(6) of
                    the Act.

    (c)_____     Insurance company as defined in Section 3(a)(19)
                    of the Act.

    (d)__X__     Investment company registered under Section 8 of
                    the Investment Company Act of 1940 with respect to Heartland Group.

    (e)__X__     Investment adviser registered under Section 203 of
                    the Investment Advisers Act of 1940 with respecct to Heartland Advisors.

    (f)_____     Employee Benefit Plan, Pension Fund which is subject
                    to the provisions of the Employee Retirement
                    Income Security Act of 1974 or Endowment Fund; see Sec 240.13d-1(b)(1)(ii)(F).

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    (g)_____     Parent Holding Company, in accordance with
                 Sec 240.13d-1(b)(ii)(G) (Note:  See Item 1).


    (h)_____     Group, in accordance with
                 Sec 240.13d-1(b)(1)(ii)(H).

Item 4. Ownership.

        (a)   Amount beneficially owned:
              746,900 shares are beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 by Heartland Advisors; 350,000 shares of which are also beneficially owned by Heartland Group within the meaning of the Rule.




        (b)   Percent of Class:

              18.2% by Heartland Advisors, of which 8.5% is also held by Heartland Group.

        (c) For information on voting and dispositive power with respect to the above listed shares, see Items 5-8 of the Cover Pages.


Item 5. Ownership of Five Percent or Less of a Class.

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:[ ]


Item 6. Ownership of more than Five Percent on Behalf of Another
         Person.

         The shares of common stock are held in investment advisory accounts of Heartland Advisors. As a result, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities. As reported herein, the interests of one such account, Heartland Group, Inc., a series investment company for which Heartland Advisors serves as investment advisor, relates to more than 5% of the class.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

              Not Applicable.

Item 8. Identification and Classification of Members of the Group.

              Not Applicable.

Item 9. Notice of Dissolution of Group.

              Not Applicable.

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Item 10.  Certification.

              By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:   November 9, 1995

                            HEARTLAND ADVISORS, INC.

                            By:     PATRICK J. RETZER
                               -----------------------------
                                    Patrick J. Retzer
                                    Vice President/Treasurer


                            HEARTLAND GROUP, INC.

                            By:     PATRICK J. RETZER
                               -----------------------------
                                    Patrick J. Retzer
                                    Vice President/Treasurer